Exhibit 99.3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

Three- and Nine-Month Periods Ended

September 30, 2008 and 2007

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

The September 30, 2008 and 2007 unaudited interim consolidated financial statements of Kinross Gold Corporation (“Kinross”, or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”), which in some respects, differ from United States generally accepted accounting principles (“US GAAP”).  The effects of these differences on the Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2008 and 2007 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross’ unaudited consolidated financial statements prepared in accordance with CDN GAAP.

Kinross Gold Corporation

Reconciliation of Net Earnings

(expressed in millions of United States dollars, except share and per share amounts)

(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2008	2007	2008	2007
Net Earnings under Canadian GAAP	$64.7	$39.4	$161.6	$160.9
Adjustments for:
Inventory Adjustment (a)	0.5	—	0.9	—
Convertible Debenture - Interest Expense (b)	3.8	—	10.1	—
Capitalized Stripping Costs (c)	(0.5)	(3.7)	(5.6)	(14.1)
Net Earnings under US GAAP	$68.5	$35.7	$167.0	$146.8
Other Comprehensive Income
Other comprehensive income (CDN GAAP note 6)	58.4	(81.7)	(98.0)	(42.1)
Adjustment for: Derivative Instruments (h)	2.6	3.5	17.9	5.8
Comprehensive Income (loss)	$129.5	$(42.5)	$86.9	$110.5

EPS under US GAAP before comprehensive income adjustments
Basic Earnings per Share(1)	$0.11	$0.06	$0.27	$0.27
Diluted Earnings per Share (l)	$0.11	$0.06	$0.27	$0.27

(1) The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

Kinross Gold Corporation

US GAAP Balance Sheet

(expressed in millions of United States dollars, except share and per share amounts)

	As at September 30,			As at December 31,
	2008			2007
Balance Sheet	Cdn GAAP	US GAAP Adjustments	US GAAP	Cdn GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets (a)(c)	$1,284.8	$(15.0)	$1,269.80	$933.7	$(1.5)	$932.2
Property, plant and equipment (c)(h)	4,638.2	(36.2)	4,602.0	3,476.3	(55.9)	3,420.4
Other non-current assets (a)(b)(c)	2,343.5	25.3	2,368.8	2,319.3	10.4	2,329.7
	$8,266.5	$(25.9)	$8,240.6	$6,729.3	$(47.0)	$6,682.3

Current liabilities	$561.4	$0.7	$562.1	$407.4	$0.7	$408.1
Other non-current liabilities (b)(h)	1,960.5	92.9	2,053.4	1,460.0	7.5	1,467.5
Non-controlling interest	28.7	—	28.7	14.0	—	14.0
Convertible preferred shares of subsidiary company	10.1	—	10.1	10.1	—	10.1
Common shareholders’ equity (a)(b)(c)(d)(f)(g)(h)(i)(j)	5,705.8	(119.5)	5,586.3	4,837.8	(55.2)	4,782.6
	$8,266.5	$(25.9)	$8,240.6	$6,729.3	$(47.0)	$6,682.3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

Kinross Gold Corporation

Reconciliation of Shareholders’ Equity

(expressed in millions of United States dollars, except share and per share amounts)

	As at
	30-Sep-08	31-Dec-07
	(unaudited)
Shareholders’ Equity under Canadian GAAP	$5,705.8	$4,837.8
Adjustments for:
Inventory Adjustment (a)	(10.1)	—
Convertible Debenture - Interest Expense (b)	(66.5)	—
Capitalized Stripping Costs (c)	(73.5)	(67.9)
Restatement to equity account for Echo Bay & Goodwill Impairment (g)	0.6	0.6
Derivative instruments (h)	31.5	13.6
Other	(1.5)	(1.5)
Shareholders’ Equity under U.S. GAAP	$5,586.3	$4,782.6

Cash Flow Statement

The consolidated cash flow statement prepared in accordance with CDN GAAP presents substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs are different between the two standards, it results in a difference in classification on the cash flow statements.  Under CDN GAAP, post production stripping costs of $8.3 million and $27.8 million in the three-month period and the nine-month periods ended September 30, 2008, respectively, were capitalized and treated as an investing activity but under US GAAP capitalized stripping costs are expensed and shown in the operating section of the cash flow statement.

Note 1 - Notes to the US GAAP Reconciliation

(a)          On January 1, 2008, the Company adopted CICA HB section 3031, “Inventories” which requires the reversal of previous inventory write downs to net realizable value, when there is a subsequent increase in the value of inventories.  Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, accumulated deficit would increase by $11.0 million, along with a decrease to the inventory balance, net of taxes. In the three-month and nine-month periods ended September 30, 2008, $0.5 million and $0.9 million of this inventory were sold, respectively.

(b)         On January 29, 2008, the Company issued convertible debentures in the aggregate principal amount of $460.0 million. Under CDN GAAP, the convertible debentures are required to be bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as a financial liability and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to interest expense. Under US GAAP, such instruments are not separated into an equity and liability component. The instrument would be classified as a financial liability, as they are convertible at the holder’s option at various times (see note 7 to the September 30, 2008 unaudited interim consolidated financial statements for details).  There would not be an accretion expense to be recognized in income. For the three-months and nine-month periods ended September 30, 2008, the interest expense as reported by CDN GAAP was higher than US GAAP by $3.8 million and $10.1 million respectively.  There was no tax impact of this adjustment since a full valuation allowance was provided on the tax benefit.

Under CDN GAAP, transaction costs are recorded against the carrying value of the debt.  However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet.  As at September 30, 2008, the net deferred charge recorded was $9.7 million.

(c)          On January 1, 2006, Kinross adopted the Emerging Issues Task Force (“EITF 04-06”), “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which differs from the Canadian Guidance Emerging Issues committee EIC -160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC 160”). Under EITF 04-6, production stripping costs are deemed to be variable

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. The Company has adjusted for this difference prospectively from January 1, 2006, with the cumulative effect of the change in accounting policy being recorded to the opening balance of retained earnings as at January 1, 2006. The EITF 04-6 adjustments in 2007 related to activities at Fort Knox and Round Mountain.  The opening retained earnings adjustment is $1.1 million.  For the three months and the nine months ended September 30, 2008, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $0.5 million and $5.6 million, net of taxes, respectively.

(d)         In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD $200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD $195.6 million) and accrued interest of $2.0 million (CAD $2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation” (“Section 3860”), which was retroactively applied to the accounting for the Company’s convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, the accumulated deficit would decrease by $32.0 million along with a decrease to contributed surplus for the same amount.

(e)          CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit.  For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

(f)            Prior to the introduction of CICA HB section 3855, “Financial instruments” on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded.  Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income.  As at September 30, 2008, and December 31, 2007, there is no longer a difference resulting from the two standards.  As at December 31, 2006, $19.9 million was included as a component of accumulated other comprehensive income (loss) (“AOCI”).

(g)         Echo Bay Mines Ltd (“Echo Bay”) transaction:  On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay.  Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting.  The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged.  This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income (“OCI”), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at September 30, 2008 and December 31, 2007, the additional goodwill remained at $0.6 million under US GAAP.

(h)         Effective January 1, 2007, the Company adopted CICA HB Section 3865, “Hedges” which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining.  Under CDN GAAP, hedge gains may be netted against capital, if that was the hedged risk, whereas with US GAAP hedge gains are recorded in OCI. The application of SFAS 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”) would have resulted in an increase to AOCI of $31.5 million as at September 30, 2008 (December 2007 - $13.6 million), an increase of $16.2 million (2007 - $7.0 million) in the deferred income tax liability and a corresponding $47.7 million (2007 - $20.6 million) increase in PPE.

(i)           Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital.  Qualifying expenditures were made in 2002.  For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made.  As at September 30, 2008, and 2007, the application of US GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

(j)           The Company has adopted SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment to SFAS No. 123” (“SFAS 148”), which is similar to the new amended Canadian accounting standard, CICA HB Section 3870, which was adopted in 2004. Accordingly, there is no CDN and US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus.  Under US GAAP, this adjustment would be reversed.

(k)        In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings.

Effective January 1, 2007, the Company adopted the provisions of FIN 48.  On the adoption of FIN 48, the Company did not recognize any cumulative effect of the change in accounting principle on adoption. For the nine months ended September 30, 2008, there is no adjustment required to reconcile to US GAAP.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

(l)    Earnings per share (“EPS”) has been calculated using the weighted average number of shares outstanding during the year. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury stock method.  Kinam Gold Inc. preferred shares and convertible notes are reflected in diluted earnings per share by application of the if-converted method.  The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following years:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Number of common shares in thousands)	2008	2007	2008	2007

Net earnings - Basic	$68.5	$35.7	$167.0	$146.8
Convertible notes	2.2	—	—	—
Net earnings - Diluted	$70.7	$35.7	$167.0	$146.8

Basic weighted average shares outstanding:	626,139	592,331	618,356	542,032
Weighted average shares dilution adjustments:
Dilutive stock options (a)	938	1,163	933	1,404
Restricted shares	1,507	1,460	1,406	1,009
Common share purchase warrants (a)	2,536	8,229	2,749	8,381
Convertible notes	26,093	—	—	—
Diluted weighted average shares outstanding	657,213	603,183	623,444	552,826

Earnings per share – Basic	$0.11	$0.06	$0.27	$0.27
Earnings per share - Diluted	$0.11	$0.06	$0.27	$0.27

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	1,844	1,176	1,116	1,176
Common share purchase warrants	10,541	13,031	6,645	13,033
Kinam preferred shares	331	331	331	331
Convertible notes	—	—	20,263	—

(a)   Dilutive stock options and warrants were determined by using the Company’s average share price for the period.  For the three and nine months ended September 30, 2008, the average share prices used were $17.63 and $20.37 per share, respectively.  For the three and nine months ended September 30, 2007, the average share prices used were $13.08 and $13.13 per share, respectively.

(b)   These adjustments were excluded, as they were anti-dilutive for the three and nine months ended September 30, 2008 and 2007.

Note 2 - Other Information

(A)      The terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(B)        Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures as listed in Note 7 to the consolidated financial statements.  These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note.  Each of the joint ventures listed qualifies for this accommodation on the basis that it is an operating entity,

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

(C)        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS 159 to fiscal years preceding the date of adoption.  The Company does not expect SFAS 159 to have a material impact on the consolidated financial statements of the Company and has elected not to adopt the fair value option for any recognized financial assets and liabilities as permitted by SFAS 159.

Note 3 - Recent accounting pronouncements

i.      In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. FAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principle. We are currently evaluating the impact, if any, of adopting FAS 162, on our financial position, results of operations and liquidity.

ii.     In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. The Company is currently evaluating the impact, if any, that the adoption of FSP ABP 14-1 will have on its consolidated financial statements.

iii.    In March 2008, the FASB approved the issuance of Emerging Issues Task Force Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed and will be effective for us in the first quarter of fiscal 2009. We have evaluated the impact of EITF 07-5 on our results of operations for the nine month period ended September 30, 2008, if we had adopted the section on January 1, 2008, this would result in an increase of Other income (expense) – net, of $1.9 million with a corresponding decrease in Share Capital Warrants.

iv.    In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting SFAS 161 on the Company’s note disclosures related to derivative instruments and hedging activities.

v.     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”)”.  SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

subsidiary be measured at fair value.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

vi.    In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired in-process research and development (“IPR&D”) is capitalized as an intangible asset and amortized over its estimated useful life.  The IPR&D is evaluated for impairment and if no alternative future use exists, the asset is expensed. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

(unaudited)

Note 4 - Supplemental Disclosures required under US GAAP (Item 18 Disclosures)

1.              Business Combination

On February 27, 2007, the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation (“Bema”).  The primary reason for the acquisition was to acquire Bema’s interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.  This acquisition was completed in order to increase the Company’s metal reserves and production.

i.                 Acquisition of Bema Gold Corporation

Basis of Presentation

These unaudited pro forma results of operations, prepared in accordance with US GAAP, have been prepared as if the Bema acquisition had occurred at the beginning of each period presented.  The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Bema transaction costs.

Pro Forma Assumptions and Adjustments

Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

a)              To record adjustments to depreciation, depletion, and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable in the calculation.

b)             To expense exploration costs that have been deferred.

c)              A decrease of other expenses by $16.7 million for the nine months ended September 30, 2007, to derecognize non-recurring transaction costs recorded by Bema related to the Kinross offer.

d)    To tax effect all the above listed adjustments.

There is no goodwill expected to be deductible for tax purposes.

Unaudited Pro forma Financial Statements

Statement of Operations

(expressed in millions of United States dollars, except per share and share amounts)

For the Nine Months ended September 30, 2007 Pro forma consolidated
Revenue	$828.4
Earnings before taxes and other items	$145.0
Net earnings	$89.6
Earnings per share
Basic	$0.17
Diluted	$0.16

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

2.              Long Term Debt

The priority in which the debt will be paid off is as follows:

Long term debt and credit facility	Nominal Amount (Millions of USD)
Corporate term loan facility	$140.9
Kupol project financing	400.0
Kupol IFC loan	19.8
Maricunga Capital Leases	9.6
Paracatu Capital Leases	43.7
Senior Convertible Debt	382.3
996.3
Less: Current Portion	(152.0)
Long – Term Debt	$844.3

3.              FAS 157 Disclosures

In the first quarter 2008, the company adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that the company uses to value these assets and liabilities. The company has elected to present information for derivative instruments on a net basis. Beginning in 2009, the company will also apply FAS 157 to nonfinancial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, and goodwill and asset retirement obligations.

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value Measurements as at September 30, 2008

(In Millions of USD)

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-Sale Securities	$22.8	—	—	$22.8
Embedded Derivatives	—	$2.0	—	2.0
Derivative Instruments	—	(296.1)	—	(296.1)
	$22.8	$(294.1)	$—	$(271.3)

Valuation Techniques

Available-for-sale securities:

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

Derivative Instruments:

The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract a the market rates in effect at the balance sheet dates and therefore derivative Instruments are classified within Level 2 of the fair value hierarchy established by FAS 157.

Embedded Derivatives:

The fair value of the embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by FAS 157.

3